SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C. 20549

                          _____________

                            FORM 11-K
                          ANNUAL REPORT
                Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

                          _____________


(Mark One)
 ____
/ X /     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
          For the fiscal year ended December 31, 1994.

                               OR


 ____
/   /     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
          For the transition period from
          _________to______________


          Commission file number 33-29582

               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 SAVINGS PLAN FOR THE EMPLOYEES
                  OF TREDEGAR INDUSTRIES, INC.

               B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Tredegar Industries, Inc.
                    1100 Boulders Parkway
                    Richmond, Virginia  23225


                      REQUIRED INFORMATION

     See Appendix 1.


                           SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              SAVINGS PLAN FOR THE EMPLOYEES
                              OF TREDEGAR INDUSTRIES, INC.



                              By:  /s/ N. A. Scher
                                 N. A. Scher, Chairman
                                 Employee Savings Plan Committee


Dated:    June 29, 1995

                                                       Appendix 1














                SAVINGS PLAN FOR THE EMPLOYEES OF
                    TREDEGAR INDUSTRIES, INC.

                          ANNUAL REPORT

                       FOR THE YEAR ENDED
                       DECEMBER 31, 1994

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.
                  INDEX OF FINANCIAL STATEMENTS

                                                             Page

Independent auditors' report                                    2


Financial statements

  Statement of net assets available for benefits at
    December 31, 1994 and 1993                                3-4
  Statement of changes in net assets available for
    benefits for the years ended December 31, 1994,
    1993, and 1992                                            5-7
  Notes to financial statements                              8-24

                  Independent Auditors' Report



To the Plan Administrator, Savings Plan for the Employees of Tredegar Industries, Inc.


     We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of Tredegar Industries, Inc. (Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



                                   PLOTT & WALTON, PC






Richmond, Virginia
June 9, 1995

     SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                        DECEMBER 31, 1994

                                                     Active         Inactive
                                       Total        (Note 3)        (Note 4)
Assets:
  Investments (Note 6):
    Money market funds:
      Nations Prime Portfolio
      Trust A (cost $3,408,041)    $ 3,408,041    $ 3,394,450    $   13,591
    Common stocks:
      Albemarle Corporation
        (cost $1,007,656)            2,759,377              -     2,759,377
      Ethyl Corporation
        (cost $1,187,968)            3,860,924              -     3,860,924
      First Colony Corporation
        (cost $1,476,601)            2,914,096              -     2,914,096
      Tredegar Industries, Inc.
        (cost $13,497,704)          18,670,185     18,670,185             -
    United States government
        obligations
        (cost $3,804,001)            3,702,846      3,702,846             -
          Total investments         35,315,469     25,767,481     9,547,988

  Interest and dividends receivable    209,438        138,284        71,154

Net assets available for benefits  $35,524,907    $25,905,765    $9,619,142





























The accompanying notes are an integral part of these financial statements.

        SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             DECEMBER 31, 1993

                                                     Active         Inactive
                                       Total        (Note 3)        (Note 4)
Assets:
  Investments (Note 6):
    Money market funds:
      Nations Prime Portfolio
      Trust A
        (cost $2,957,885)          $ 2,957,885    $ 2,796,756   $   161,129
    Common stocks:
      Ethyl Corporation
        (cost $3,398,831)            8,215,445              -     8,215,445
      First Colony Corporation
        (cost $1,731,037)            3,874,280              -     3,874,280
      Tredegar Industries, Inc.
        (cost $12,156,658)          15,033,780     15,033,780             -
    United States government
      obligations
        (cost $4,481,344)            4,443,296      4,443,296             -
          Total investments         34,524,686     22,273,832    12,250,854

  Receivables:
    Interest and dividends             213,965        132,841        81,124
    Due from brokers for securities
      sold                              73,994              -        73,994
    Other                               19,758          4,954        14,804
      Total receivables                307,717        137,795       169,922

  Cash                                   2,523          2,474            49

            Total assets            34,834,926     22,414,101    12,420,825

Liabilities:
  Withholding taxes payable              2,523          2,474            49

Net assets available for benefits  $34,832,403    $22,411,627   $12,420,776





















The accompanying notes are an integral part of these financial statements.

        SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   FOR THE YEAR ENDED DECEMBER 31, 1994

                                                       Active    Inactive
                                           Total      (Note 3)   (Note 4)
Additions to net assets attributed to:
  Investment income:
    Interest                           $   364,526 $   361,133 $     3,393
    Dividends                              551,686     254,775     296,911
    Net appreciation (depreciation)
      in the fair value of
      investments                        1,724,285   2,433,538    (709,253)
                                         2,640,497   3,049,446    (408,949)
  Contributions:
    Employer                             1,920,910   1,920,910           -
    Participants                         3,970,019   3,970,019           -
                                         5,890,929   5,890,929           -
        Total additions                  8,531,426   8,940,375    (408,949)

Deductions from net assets attributed to:
  Administrative expenses (Note 9)          25,786      20,050       5,736
  Withdrawals paid to participating
    employees                            7,813,136   5,634,058   2,179,078
    Total deductions                     7,838,922   5,654,108   2,184,814
                                           692,504   3,286,267  (2,593,763)

Intrafund transfers                              -     207,871    (207,871)

  Net increase (decrease) for the year     692,504   3,494,138  (2,801,634)

Net assets available for benefits:

  Beginning of year                     34,832,403  22,411,627  12,420,776

  End of year                          $35,524,907 $25,905,765 $ 9,619,142





















The accompanying notes are an integral part of these financial statements.

        SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   FOR THE YEAR ENDED DECEMBER 31, 1993

                                                        Active    Inactive
                                            Total      (Note 3)   (Note 4)
Additions to net assets attributed to:
  Investment income:
    Interest                           $   303,690 $   301,405 $     2,285
    Dividends                              563,037     239,503     323,534
    Net depreciation in the fair value
      of investments                    (2,063,418)  (789,904)  (1,273,514)
                                        (1,196,691)  (248,996)    (947,695)
  Contributions:
    Employer                             2,027,054   2,027,054           -
    Participants                         4,195,214   4,195,214           -
                                         6,222,268   6,222,268           -
        Total additions                  5,025,577   5,973,272    (947,695)

Deductions from net assets attributed to:
  Administrative expenses (Note 9)          23,615      16,909       6,706
  Withdrawals paid to participating
    employees                            7,424,283   5,172,806   2,251,477
    Total deductions                     7,447,898   5,189,715   2,258,183
                                        (2,422,321)    783,557  (3,205,878)

Intrafund transfers                              -     380,923    (380,923)

  Net increase (decrease) for the year  (2,422,321)  1,164,480  (3,586,801)

Net assets available for benefits:

  Beginning of year                     37,254,724  21,247,147  16,007,577

  End of year                          $34,832,403 $22,411,627 $12,420,776






















The accompanying notes are an integral part of these financial statements.

        SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   FOR THE YEAR ENDED DECEMBER 31, 1992

                                                        Active    Inactive
                                            Total      (Note 3)   (Note 4)
Additions to net assets attributed to:
  Investment income:
    Interest                            $   343,050 $   340,419 $     2,631
    Dividends                               585,086     215,613     369,473
    Net appreciation in the fair value
      of investments                      4,386,367   4,125,478     260,889
                                          5,314,503   4,681,510     632,993
  Contributions:
    Employer                              1,751,332   1,751,332           -
    Participants                          3,637,874   3,637,874           -
                                          5,389,206   5,389,206           -
        Total additions                  10,703,709  10,070,716     632,993

Deductions from net assets attributed to:
  Administrative expenses (Note 9)           22,302      13,785       8,517
  Withdrawals paid to participating
    employees                             8,249,086   5,368,433   2,880,653
    Total deductions                      8,271,388   5,382,218   2,889,170
                                          2,432,321   4,688,498  (2,256,177)

Intrafund transfers                               -   1,934,757  (1,934,757)

  Net increase (decrease) for the year    2,432,321   6,623,255  (4,190,934)

Net assets available for benefits:

  Beginning of year                      34,822,403  14,623,892  20,198,511

  End of year                           $37,254,724 $21,247,147 $16,007,577






















The accompanying notes are an integral part of these financial statements.

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994


1.   Summary of significant accounting policies

          General - Tredegar Industries, Inc. (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation that was organized in 1988 as a wholly owned subsidiary of Ethyl Corporation. On or about July 10, 1989 (Record Date), Ethyl Corporation distributed all of the outstanding shares of Tredegar common stock to the holders of common stock of Ethyl Corporation at the rate of one share of Tredegar common stock for every ten shares of Ethyl Corporation common stock held on the Record Date.

          The Savings Plan for the Employees of Tredegar Industries, Inc. (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989, and was approved by Ethyl Corporation, Tredegar's sole shareholder, on June 19, 1989. The Plan was effective as of July 1, 1989. In connection with the establishment of the Plan and the distribution of Tredegar's common stock, the accounts of Tredegar employees in the Savings Plan for the Employees of Ethyl Corporation (Ethyl Plan) were transferred to the Plan.

          The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan, however, because the benefits that participants are entitled to receive are always equal to the value of their account balances and, for that reason, the Plan is always fully funded. The value of a participant's account may change from time to time. Each participant assumes the risk of fluctuations in the value of his account.

          The accompanying financial statements of the Plan have been prepared in conformity with generally accepted accounting principles.

          Security valuation - Investments are stated at fair value determined as follows:

          Money market funds       -    market price which is
                                        equivalent to cost

          Common stocks            -    last published sale price
                                        on the New York Stock
                                        Exchange

          United States government
            obligations            -    last bid price

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994

1.   Summary of significant accounting policies (Continued)

          Security transactions and related investment income - Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. Premiums and discounts on securities are not being amortized or accreted because the effect on the financial statements would not be significant and would have no effect on net asset values. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

2.   Description of Plan

          The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents which are available at Tredegar's main office at 1100 Boulders Parkway, Richmond, Virginia 23225.

3.   Active funds

          As of December 31, 1994, the following net assets were available for benefits:

                                                             Tredegar
                                 Short-Term   Government    Industries
                                 Investment   Obligations  Inc. Common
                                    Fund         Fund       Stock Fund    Total
Assets:
  Investments:
    Money market funds:
      Nations Prime Portfolio
      Trust A                    $2,325,188   $  920,597   $   148,665   $ 3,394,450
    Common stocks:
      Tredegar Industries, Inc.           -            -    18,670,185    18,670,185
    United States government
      obligations                         -    3,702,846             -     3,702,846
        Total investments         2,325,188    4,623,443    18,818,850    25,767,481

  Interest and dividends
    receivable                       10,286       62,883        65,115       138,284

Net assets available for
  benefits                       $2,335,474   $4,686,326   $18,883,965   $25,905,765

        SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                       NOTES TO FINANCIAL STATEMENTS

                             DECEMBER 31, 1994


3.   Active funds (Continued)

          As of December 31, 1993, the following net assets were available for benefits:

                                                              Tredegar
                                 Short-Term    Government    Industries
                                 Investment    Obligations   Inc. Common
                                    Fund          Fund       Stock Fund     Total
Assets:
  Investments:
    Money market funds:
      Nations Prime Portfolio
      Trust A                    $ 2,350,148   $  252,064   $   194,544  $ 2,796,756
    Common stocks:
      Tredegar Industries, Inc.            -            -    15,033,780   15,033,780
    United States government
      obligations                          -    4,443,296             -    4,443,296
        Total investments          2,350,148    4,695,360    15,228,324   22,273,832

  Receivables:
    Interest and dividends             5,997       66,587        60,257      132,841
    Other                                240        1,490         3,224        4,954
      Total receivables                6,237       68,077        63,481      137,795

  Cash                                    32           61         2,381        2,474
          Total assets             2,356,417    4,763,498    15,294,186   22,414,101

Liabilities:
  Withholding taxes payable               32           61         2,381        2,474

Net assets available for benefits $2,356,385   $4,763,437   $15,291,805  $22,411,627

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994


3.   Active funds (Continued)

          For the year ended December 31, 1994, net assets available for benefits changed as follows:

                                                                      Tredegar
                                          Short-Term    Government   Industries
                                          Investment   Obligations   Inc. Common
                                             Fund         Fund       Stock Fund     Total
Additions to net assets attributable to:
  Investment income:
    Interest                              $   73,037   $  280,300    $     7,796    $  361,133
    Dividends                                      -            -        254,775       254,775
    Net appreciation (depreciation)
      in the fair value of investments             -     (144,435)     2,577,973     2,433,538
                                              73,037      135,865      2,840,544     3,049,446
  Contributions:
    Employer                                       -            -      1,920,910     1,920,910
    Participants                           2,010,352      871,024      1,088,643     3,970,019
                                           2,010,352      871,024      3,009,553     5,890,929
        Total additions                    2,083,389    1,006,889      5,850,097     8,940,375

Deductions from net assets attributed to:
  Administrative expenses                     1,635        10,121          8,294        20,050
  Withdrawals paid to participating
    employees                             2,048,437     1,669,153      1,916,468     5,634,058
      Total deductions                    2,050,072     1,679,274      1,924,762     5,654,108
                                             33,317      (672,385)     3,925,335     3,286,267

Intrafund transfers                         (54,228)      595,274       (333,175)      207,871

  Net increase (decrease) for the year      (20,911)      (77,111)     3,592,160     3,494,138

Net assets available for benefits:

  Beginning of year                       2,356,385     4,763,437     15,291,805    22,411,627

  End of year                            $2,335,474    $4,686,326    $18,883,965   $25,905,765

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994


3.   Active funds (Continued)

          For the year ended December 31, 1993, net assets available for benefits changed as follows:

                                                                          Tredegar
                                             Short-Term    Government    Industries
                                             Investment    Obligations   Inc. Common
                                                Fund          Fund       Stock Fund        Total
Additions to net assets attributable to:
  Investment income:
    Interest                                 $   52,400    $  244,943    $     4,062       $   301,405
    Dividends                                         -             -        239,503           239,503
    Net depreciation in the fair value
      of investments                                  -      (103,334)      (686,570)         (789,904)
                                                 52,400       141,609       (443,005)         (248,996)
  Contributions:
    Employer                                          -             -      2,027,054         2,027,054
    Participants                              2,061,716       912,920      1,220,578         4,195,214
                                              2,061,716       912,920      3,247,632         6,222,268
        Total addition                        2,114,116     1,054,529      2,804,627         5,973,272

Deductions from net assets attributed to:
  Administrative expenses                         1,337         9,109          6,463            16,909
  Withdrawals paid to participating
    employees                                 2,109,098     1,252,860      1,810,848          5,172,806
      Total deductions                        2,110,435     1,261,969      1,817,311          5,189,715
                                                  3,681      (207,440)       987,316            783,557

Intrafund transfers                             (66,235)    1,084,684       (637,526)           380,923

  Net increase (decrease) for the year          (62,554)      877,244        349,790          1,164,480

Net assets available for benefits:

  Beginning of year                           2,418,939     3,886,193       14,942,015       21,247,147

  End of year                                $2,356,385    $4,763,437      $15,291,805      $22,411,627

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994

3.   Active funds (Continued)

          For the year ended December 31, 1992, net assets available for benefits changed as follows:

                                                                      Tredegar
                                           Short-Term   Government   Industries
                                           Investment   Obligations  Inc. Common
                                              Fund         Fund       Stock Fund       Total

Additions to net assets attributable to:
 Investment income:
    Interest                               $   66,263    $  270,782   $     3,374   $  340,419
    Dividends                                       -             -       215,613      215,613
    Net appreciation (depreciation) in
      the fair value of investments                 -      (105,567)    4,231,045    4,125,478
                                               66,263       165,215     4,450,032    4,681,510
  Contributions:
    Employer                                        -             -     1,751,332    1,751,332
    Participants                            1,924,120       749,435       964,319    3,637,874
                                            1,924,120       749,435     2,715,651    5,389,206
        Total additions                     1,990,383       914,650     7,165,683   10,070,716

Deductions from net assets attributed to:
  Administrative expenses                        (712)        6,706         7,791       13,785
  Withdrawals paid to participating
    employees                               2,200,880     1,515,129     1,652,424    5,368,433
      Total deductions                      2,200,168     1,521,835     1,660,215    5,382,218
                                             (209,785)     (607,185)    5,505,468    4,688,498

Intrafund transfers                           (88,913)      428,706     1,594,964    1,934,757

  Net increase (decrease) for the year       (298,698)     (178,479)    7,100,432    6,623,255

Net assets available for benefits:

  Beginning of year                         2,717,637     4,064,672     7,841,583   14,623,892

  End of year                              $2,418,939    $3,886,193   $14,942,015  $21,247,147

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994

4.   Inactive funds

          As of December 31, 1994, the following net assets were available for benefits:

                                           Ethyl     First Colony    Albemarle
                                        Corporation  Corporation    Corporation
                                          Common       Common          Common
                                         Stock Fund   Stock Fund     Stock Fund     Total
Assets:
  Investments:
    Money market funds:
      Nations Prime Portfolio Trust A   $    5,716    $    4,291    $     3,584   $    13,591
    Common stocks:
      Albemarle Corporation                      -             -      2,759,377     2,759,377
      Ethyl Corporation                  3,860,924             -              -     3,860,924
      First Colony Corporation                   -     2,914,096              -     2,914,096
        Total investments                3,866,640     2,918,387      2,762,961     9,547,988

  Interest and dividends receivable         50,616        10,500         10,038        71,154

Net assets available for benefits       $3,917,256    $2,928,887     $2,772,999   $ 9,619,142

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994

4.   Inactive funds (Continued)

          As of December 31, 1993, the following net assets were available for benefits:

                                           Ethyl       First Colony
                                        Corporation    Corporation
                                          Common          Common
                                         Stock Fund     Stock Fund     Total
Assets:
  Investments:
    Money market funds:
      Nations Prime Portfolio Trust A   $  110,724     $   50,405   $   161,129
    Common stocks:
      Ethyl Corporation                  8,215,445              -     8,215,445
      First Colony Corporation                   -      3,874,280     3,874,280
        Total investments                8,326,169      3,924,685    12,250,854

  Receivables:
    Interest and dividends                  70,688         10,436        81,124
    Due from brokers for securities
      sold                                       -         73,994        73,994
    Other                                        -         14,804        14,804
      Total receivables                     70,688         99,234       169,922

  Cash                                          49              -            49
          Total assets                   8,396,906      4,023,919    12,420,825

Liabilities:
  Withholding taxes payable                     49              -            49

Net assets available for benefits       $8,396,857     $4,023,919   $12,420,776

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994


4.   Inactive funds (Continued)

          For the year ended December 31, 1994, net assets available for benefits changed as follows:

                                          Ethyl      First Colony   Albemarle
                                       Corporation   Corporation   Corporation
                                          Common       Common         Common
                                        Stock Fund    Stock Fund    Stock Fund       Total
Additions to net assets attributable
  to:
    Investment income:
      Interest                          $    1,577    $      896    $      920    $     3,393
      Dividends                            213,930        40,093        42,888        296,911
      Net appreciation (depreciation)
        in the fair value of
        investments                       (446,864)     (472,817)      210,428       (709,253)
          Total additions                 (231,357)     (431,828)      254,236       (408,949)

Deductions from net assets attributed
  to:
    Administrative expenses                  2,914         1,600         1,222          5,736
    Withdrawals paid to participating
      employees                          1,060,799       603,816       514,463      2,179,078
        Total deductions                 1,063,713       605,416       515,685      2,184,814
                                        (1,295,070)   (1,037,244)     (261,449)    (2,593,763)

Intrafund transfers                     (3,184,531)      (57,788)    3,034,448       (207,871)

  Net increase (decrease) for the
    year                                (4,479,601)   (1,095,032)    2,772,999     (2,801,634)

Net assets available for benefits:

  Beginning of year                      8,396,857     4,023,919             -     12,420,776

  End of year                           $3,917,256    $2,928,887    $2,772,999   $  9,619,142


   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994


4.   Inactive funds (Continued)

          For the year ended December 31, 1993, net assets available for benefits changed as follows:

                                               Ethyl      First Colony
                                            Corporation   Corporation
                                              Common         Common
                                            Stock Fund     Stock Fund         Total
Additions to net assets attributable to:
  Investment income:
    Interest                             $         1,788    $       497   $     2,285
    Dividends                                    302,351         21,183       323,534
    Net depreciation in the fair value
      of investments                            (836,842)      (436,672)   (1,273,514)
        Total additions                         (532,703)      (414,992)     (947,695)

Deductions from net assets attributed to:
  Administrative expenses                          5,941            765         6,706
  Withdrawals paid to participating employees  2,087,647        163,830     2,251,477
    Total deductions                           2,093,588        164,595     2,258,183
                                              (2,626,291)      (579,587)   (3,205,878)

Intrafund transfers                           (4,984,429)     4,603,506      (380,923)

  Net increase (decrease) for the year        (7,610,720)     4,023,919    (3,586,801)

Net assets available for benefits:

  Beginning of year                           16,007,577              -    16,007,577

  End of year                                $ 8,396,857     $4,023,919   $12,420,776

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994


4.   Inactive funds (Continued)

          For the year ended December 31, 1992, the Ethyl
     Corporation Common Stock Fund net assets available for benefits changed as follows:

     Additions to net assets attributable to:
       Investment income:
       Interest                                          $     2,631
       Dividends                                             369,473
       Net appreciation in the fair value of investments     260,889
          Total additions                                    632,993

     Deductions from net assets attributed to:
       Administrative expenses                                 8,517
       Withdrawals paid to participating employees         2,880,653
         Total deductions                                  2,889,170
                                                          (2,256,177)

    Intrafund transfers                                   (1,934,757)

      Net decrease for the year                           (4,190,934)

    Net assets available for benefits:

      Beginning of year                                   20,198,511

      End of year                                        $16,007,577

5.   Contributions and investment options

          As of December 31, 1994 and 1993, there were 1,559 and
     1,751 employees, respectively, participating in the Plan.
     Participation in each fund was as follows:

                                             Number of Participants
                                                   December 31,
                                                   1994    1993

     Short-Term Investment Fund                     910     933
     Government Obligations Fund                    686     662
     Tredegar Industries, Inc. Common Stock Fund  1,543   1,557
     Albemarle Corporation Common Stock Fund        444       -
     Ethyl Corporation Common Stock Fund            444     505
     First Colony Corporation Common Stock Fund     443     503

          As of December 31, 1994 and 1993, 2,572 and 2,987 employees, respectively, were eligible to participate in the Plan.

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994


5.   Contributions and investment options (Continued)

          Participants in the Plan currently may select a program for investment in the Short-Term Investment Fund, Government Obligations Fund or Tredegar Industries, Inc. Common Stock Fund, or in any combination thereof in even multiples of 10%. Each participant may contribute a percentage of his or her base pay (as defined) ranging from a minimum of 1% to a maximum of 10%. The contribution paid on behalf of the participant by Tredegar is equal to 50% of each participant's contribution. Contributions made by Tredegar are invested in the Tredegar Industries, Inc. Common Stock Fund.

          No additional contributions may be invested in either the Ethyl Corporation Common Stock Fund (which was an investment option under the Ethyl Plan), the First Colony Corporation Common Stock Fund (which was created during 1993 as the result of a distribution to Ethyl Corporation stockholders) or the Albemarle Corporation Common Stock Fund (which was created during 1994 as the result of a distribution to Ethyl Corporation stockholders). However, existing investments in these Funds may continue or the participants may direct the transfer of their investment in these Funds to the Government Obligations Fund or the Tredegar Industries, Inc. Common Stock Fund.

          Investments in the Short-Term Investment Fund are selected by NationsBank (Trustee) from fund securities maturing within one year or revolving credit arrangements that are completely liquid investments. Investments in the other active funds are made primarily in United States government obligations and Tredegar common stock. Investments in the common stock of Ethyl Corporation, First Colony Corporation, and Albemarle Corporation are now held until liquidation or distribution under the Plan. The United States government obligations selected for investment are United States Treasury notes or bills. The Trustee is permitted under the trust agreement to invest monies held by it until such time as the funds are invested in accordance with participants' directions or disbursed in accordance with the terms of the Plan. These permitted investments include certain commercial paper, variable notes, certificates of deposit, money market funds and obligations of or guaranteed by the government of the United States or any agency thereof.

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994


5.   Contributions and investment options (Continued)

          The cost basis assigned to the First Colony Corporation common stock received from the distribution by Ethyl
     Corporation was 31.62% of the cost basis of the Ethyl
     Corporation common stock.  The market value of First Colony
     Corporation common stock on July 1, 1993 was $3,018,995 in excess of the cost basis assigned.

          The cost basis assigned to the Albemarle Corporation common stock received from the distribution by Ethyl Corporation was 34.99% of the cost basis of the Ethyl Corporation common stock. The market value of Albemarle Corporation common stock on February 28, 1994, was $1,889,293 in excess of the cost basis assigned.

6.   Investments

          The following tables present the fair value of investments (as determined by quoted market price) as of December 31, 1994 and 1993. Investments that represent five percent or more of the Plans net assets are separately identified.

                         FAIR VALUE OF INVESTMENTS

                             December 31, 1994

                                              Number of shares
                                            or units - principal                    Fair
Name of issuer and title of each issue        bonds and notes       Cost         Value (1)
Money market funds:
  Nations Prime Portfolio Trust A                               $ 3,408,041    $ 3,408,041
Common stocks:
  Albemarle Corporation                             198,874       1,007,656      2,759,377
  Ethyl Corporation                                 401,135       1,187,968      3,860,924
  First Colony Corporation                          130,239       1,476,601      2,914,096
  Tredegar Industries, Inc.                       1,074,543      13,497,704     18,670,185

United States government obligations             $3,705,000       3,804,001      3,702,846
    Total investments                                           $24,381,971    $35,315,469

(1)  Investments are carried in the statement of net assets available for benefits at fair value.

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994


6.   Investments (Continued)

                         FAIR VALUE OF INVESTMENTS

                             December 31, 1993
                                             Number of shares
                                           or units - principal                 Fair
Name of issuer and title of each issue       bonds and notes        Cost      Value (1)
Money market funds:
  Nations Prime Portfolio Trust A                              $ 2,957,885   $ 2,957,885
Common stocks:
  Ethyl Corporation                                469,454       3,398,831     8,215,445
  First Colony Corporation                         152,681       1,731,037     3,874,280
  Tredegar Industries, Inc.                      1,002,252      12,156,658    15,033,780

United States government obligations:
  Treasury note, 5.375%, due April 30, 1994     $1,800,000       1,813,078     1,811,808
  Others                                         2,600,000       2,668,266     2,631,488
    Total investments                                          $24,725,755   $34,524,686


(1)  Investments are carried in the statement of net assets available for benefits at fair value.

          Closing stock prices as of December 31, 1994 and 1993, were as follows:

                                                      1994     1993
     Albemarle Corporation common stock             $13.875  $     -
     Ethyl Corporation common stock                   9.625   17.500
     First Colony Corporation common stock           22.375   25.375
     Tredegar Industries, Inc. common stock          17.375   15.000

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994

6.   Investments (Continued)

          During the years ended December 31, 1994 and 1993, the Plan's investment portfolio (including investments bought, sold and held during the year) appreciated (depreciated) in value by $1,724,285 and $(2,063,418) as follows:

                       Net change in fair value
                                                   1994           1993
     United States government obligations      $ (144,435)   $  (103,334)
     Tredegar Industries, Inc. common stock     2,577,973       (686,570)
     Albemarle Corporation common stock           210,428              -
     Ethyl Corporation common stock              (446,864)      (836,842)
     First Colony Corporation common stock       (472,817)      (436,672)

       Net change in fair value                $1,724,285    $(2,063,418)

7.   Federal income taxes

          The Plan is a defined contribution plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (Code). The Plan contains a cash or deferred arrangement that is designed to satisfy the requirements of Code Section 401(k). Generally, contributions (other than employee after-tax contributions) to the Plan and earnings on those contributions are not taxable until distributed from the Plan. The Plan was restated and amended effective January 1, 1994. Tredegar has requested the Internal Revenue Service to issue a favorable determination letter concerning the form of the Plan under Code Section 401(a). Although there can be no assurance that the Internal Revenue Service will issue a favorable determination letter with respect to the Plan, Tredegar expects that it will do so.

8.   Annual Short-Term Investment Fund distribution

          The Plan provides that an annual distribution of 75% of each participant's interest in the Short-Term Investment Fund as of the end of the preceding plan year will be made as promptly as practicable after the beginning of the new plan year unless a participant elects to transfer this distribution to the Government Obligations Fund or the Tredegar Industries, Inc. Common Stock Fund. Annual distributions in the amount of $1,665,194, $1,667,074, and $1,623,524 were paid from the Short-Term Investment Fund in February 1995, 1994, and 1993, respectively. The remaining 25% is carried over in the Short-Term Investment Fund.

   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994


9.   Administrative expenses

          Effective January 1, 1990, Trustee expenses are borne by the Plan. All other expenses are borne by Tredegar.

10.  Forfeitures

          Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of their nonvested account. Forfeitures are applied against Tredegar's contributions throughout the year. Forfeitures were as follows:

                      1994            $64,113
                      1993             70,735
                      1992             62,409

EXHIBIT INDEX


24.1      Consent of Independent Auditors